UC Asset Limited Partnership

2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

September 15, 2021

To: William Demarest or Robert Telewicz

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP
Amendment No.4 to Registration Statement on Form 10-12G
Filed April 29, 2021
File No. 000-56203

Dear Mr. Demarest/Mr. Telewicz:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”), is submitting this letter in response to your comment letter dated May 18, 2021 relating to the Amendment No.4 to Registration Statement on Form 10-12G filed by us on April 29, 2021. Simultaneous with this letter, we are filing Amendment No. 5 to Registration Statement on Form 10-12G (“Amendment No. 5”).

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Note 4 - Fair Value of Financial Instruments, page F-9

1. We note your response to comment 2 and the related revisions to your disclosure. Please address the following with respect to your response:

●	In a previous response, you stated that your 100% owned subsidiaries are not consolidated in accordance with ASC 946-810-45-2 as the subsidiaries were not investment companies. Given your revised conclusion that these subsidiaries are investment companies, please explain to us why they have not been consolidated.

RESPONSE: We were advised by our previous independent accountant, who audited our financial statements, to NOT consolidate our 100% owned subsidiaries. On May 26, 2021, we dismissed our previous independent accountant over disagreements on accounting policies. We subsequently retained a new independent accounting firm. The change of independent accounting firms was reported in our Form 8-K filed on June 02, 2021.

In response to the Staff’s comments, and as a result of the change of independent accountants, we have revised our financial statements for the past two years by December 31, 2020, to consolidate our subsidiaries. The revised statements will be filed with Amendment No.5 to our registration statement on Form 10.

●	Please provide us with your analysis explaining how you arrived at the conclusion that your subsidiaries meet the investment company criteria in accordance with ASC 946. In particular, given your disclosure on page 2 that your subsidiaries are involved in the acquisition, development/renovation, rental and sale of real estate properties, explain to use how you concluded the subsidiaries do not perform substantive non-investment company activities.

RESPONSE:

In our previous response letter dated April 29, 2021, we have provided as Schedule A, a detailed Analysis on UC Asset’s Status Under ASC Topic 946-15. The analysis was attempted to cover US Asset as well as its wholly owned subsidiaries. To further clarify on how we concluded that our subsidiaries meet the investment company criteria in accordance with ASC 946, we have included to this response letter a Schedule B, provided same detailed analysis but focused on our subsidiaries.

In particular, we concluded that our subsidiaries do not perform substantive non-investment company activities on the base of following points:

1)	Since our portfolio consists of real estate properties, our subsidiaries’ activities in the acquisition, renovation/redevelopment, rental and sale of real properties are necessary steps to complete the cycle of investments. Our subsidiaries only perform these acquisitions, renovations, redevelopments, rentals and sales within the scope of their investment businesses, i.e., these activities are only performed on properties that are a part of our subsidiaries’ investment portfolios.

2)

We, including the Company and our subsidiaries, do NOT hold any licenses in trading, renting, renovating or developing real properties, and we do NOT seek to acquire any such licenses. Therefore, any substantive non-investment activities in regard of acquisition, development, renovation, rental and sale of our portfolio properties will have to be, and have been, performed by contracted third parties, who are licensed brokers and/or licensed developers. Further, neither the Company nor our subsidiaries directly manage any activities of these third parties. Their operations and managers are completely independent from us and our subsidiaries, and we do not have substantial control over these third parties’ processes or outcomes. Our role is substantially a passive investor.

In response to the Staff’s comments, we have revised our disclosure to clarify the points made above.

●	In your response you indicate that your subsidiaries are single investor investment companies in accordance with ASC 946-10-55-18. Please confirm for us that these entities have been formed to support the interests of the wider group of investors in UC Asset LP. If that is the case, tell us whether you believe the activities of these subsidiaries should be attributed to UC Asset LP.

RESPONSE: We hereby confirm that our subsidiaries have been formed to support the interests of the wider group of investors in UC Asset LP. We are not certain the meaning the Staff intends to convey by the use of the word “attributed” above. In the interest of clarification, our subsidiaries are legally separate entities from UC Asset LP in sense that they are all limited liability companies and perform their daily operations separately, while their business purposes are to support the interests of the investors in UC Asset LP as a whole. Their business strategies are generally defined by UC Asset LP, their management teams are appointed by UC Asset LP, and all their investment gains and losses are allocated to UC Asset LP and therefore to the investors in UC Asset, LP.

In addition to the aforementioned changes, along with our Amendment No. 5 to Form 10, we have filed our 6 months financial statements by June 30, 2021, in accordance with Rule 8-08 of Regulation S-X.

Mr. Greg Bankston, who previously was our person of contact for this communication, has designated me, Larry Xianghong Wu, as our person of contact. If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com.

Sincerely,

/s/ Larry Xianghong Wu
Larry Xianghong Wu

Schedule B:

Detailed Analysis on UC Asset’s Subsidiaries Status
Under ASC Topic 946-15

NOTE: In this analysis, we analyze the Partnership’s subsidiaries(hereinafter “Subs”), including 1) Atlanta Landsight LLC; 2) UCF Development LLC (dissolved by the end of 2020); and 3) SHOC holdings LLC. They are all 100% owned by the Partnership and are materially controlled by the Partnership. The other wholly owned subsidiary HOTAL LLC has had no operations by far. The Partnership has no other subsidiaries besides the afore-mentioned.

Code Section	Description	Analysis
946-10-15-3	The guidance in this Topic does not apply to real estate investment trusts	Subs are not real estate investment trusts (REITs).
946-10-15-4	An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.	Subs are not regulated under the Investment Company Act of 1940
946-10-15-5

An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

Subs do have the investment company characteristics of an investment company - see below
946-10-15-6

An investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services.

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

a1. Subs obtained funds from the Partnership and provides investment management services in sense that Subs are formed solely to serve interests of the wider group of investors of the Partnership.

a2. Subs are formed under guidance of the bylaw of the Partnership, of which Section 2.09 states that the purpose of Partnership is to “invest, directly or indirectly, its capital in Portfolio Investments”. Further, the bylaw defines Portfolio Investments primarily as investments into real estate properties and/or fixed income assets. Furthermore, since Partnership was formed as a Master Limited Partnership, 90% of its investment income must be generated from its ownership of real properties.

b. Subs obtain returns or benefits predominantly from their ownership interests in real properties, while obtain a small amount of benefits from debt investment. All the above are either capital appreciation or investment income.

Code Section	Description	Analysis
946-10-15-7

An investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a {add glossary link to second definition}fair value{add glossary link to second definition} basis.

a. Since inception, Subs have either owned more than one property (ranging between 5 to 15), or are in start-up stage with the intention to own more than one property.

b. Subs have only one investor (which is the Partnership), but ASC 946-10-55-18 should apply, since Subs are formed to support the interests of a wider group of investors (about 100 investors) of the Partnership.

c. Subs have only one investor, but again, ASC 946-10-55-18 should apply, and virtually all of the Partnership’s investors are unrelated.

d. Subs’ ownership interests are in the form of equities.

e. Subs managed 100% of their investments on a fair value basis since inception.

946-10-15-8	To be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.	Subs have the fundamental characteristics enumerated in 946-10-15-6 and 946-10-15-7
946-10-15-9	The implementation guidance in Section 946-10-55 is an integral part of assessing investment company status and provides additional guidance for that assessment.
946-10-55-1	This Section provides additional guidance for the assessment in paragraphs 946-10-15-5 through 15-9 to determine whether an entity that is not regulated under the Investment Company Act of 1940 is an investment company under this Topic.	Subs meet the additional guidance in this Section.
946-10-55-4

An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

Subs have no substantive activities other than its investing activities and do not have significant assets or liabilities not relating to investing activities. A particular analysis on why Subs have no substantive non-investment activities have been included in the main body of our response letter.

Code Section	Description	Analysis
946-10-55-5	Not applicable.
946-10-55-6

Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

Subs are 100% owned and controlled by the Partnership to serve the interests of wider group of investors of the Partnership, and therefore are guided by the bylaw of the Partnership. Section 2.09 of the Partnership’s bylaw states that the purpose of Partnership is to “invest, directly or indirectly, its capital in Portfolio Investments”. Further, the bylaw defines Portfolio Investments as investments “(i) in real estate properties in the metropolitan area of Atlanta, Georgia; (ii) in real estate properties in the metropolitan area of Dallas, Texas; (iii) in real estate properties in other regions as determined by the General Partner; (iv) in private or secondary market securities that yield fixed income; and (v) in other investments as agreed by the General Partner from time to time.” The above sections in bylaw clearly present its business purpose as investment.

In our Form 1-A Offering Memorandum in 2018, we clearly stated that “UC Asset LP is a limited partnership formed for the purpose of investing in real estate.” Similar statements are included in our Form 10/A, and subsequent Form 10K and 10Qs.

Subs have never presented to any party that their objective is activities such as jointly developing, producing, or marketing products with its investees.

Subs are formed to carry on The Partnership’s business purpose to invest into real properties. Their purposes have never been stated otherwise.

946-10-55-7	…Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments.…. Therefore, an entity should have a plan to dispose of its investments before liquidation. ….

Subs have clear exit strategy to realize their capital appreciation, which is to sell their properties on the open market, preferably when market conditions allow it to sell the property equal to or above its fair market value. Subs have, from time to time, been selling its properties.

The Partnership’s bylaw, which guides its wholly owned Subs, have clearly stated that it must sell all its properties or distribute them as in-kind distribution to investors before liquidation.

946-10-55-8

An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

1. Subs have no objective of obtaining returns or benefits from their investees or affiliates that are not normally attributable to its ownership interests in real properties.

2.Subs have no objective of obtaining returns or benefits that are other than capital appreciation or investment income.

Code Section	Description	Analysis
946-10-55-9

An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

Subs have either invested, or intend to invest, in more than one property in the real estate industry and in same market and geographical area to benefit from synergies from capital appreciation.

For example, SHOC Holdings LLC, aims to acquire properties in the same geographical area to form a “cluster” or “community” of shared home-offices, as the acronym SHOC stands for “Shared Home-Office Cluster/Community”.

Similarly, Atlanta Landsight have acquired and sold multiple properties in same neighborhood to benefit from synergies that increase its return from capital appreciation and investment income.

946-10-55-10

An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee

b. Financial support, such as a loan, capital commitment, or guarantee.

Subs haven’t provided those services to any investees. In case they may provide such services to their investees, Subs shall follow this guidance.
946-10-55-11	Title: Typical Characteristics of an Investment Company. 946-10-55-11 to 946-10-55-29 provided details to this Section.	Subs meet all the typical characteristics of an investment company listed in 946-10-55-12 to 29. The analysis has been provided above under 946-10-15-7.